

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 26, 2007

Ms. Ming Fen Liu
Chief Financial Officer, China Sun Group High-Tech Co.
1 Hutan Street, Zhongshan District
Dalian, P.R. China

> **Re: China Sun Group High-Tech Co.**
> **Form 10-K for the year ended May 31, 2007**
> **File No. 333-118259**

Dear Ms. Liu:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Al Pavot, Senior Staff Accountant, at (202) 551-3738 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief